FINANCIAL SUMMARY

FY2025

(April 1, 2024 through March 31, 2025)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2025 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with IFRS Accounting Standards)

English translation from the original Japanese-language document

May 8, 2025

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Koji Sato, President
Contact person	:	Hideaki Hayashi, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 12, 2025
Payment date of cash dividends	:	May 26, 2025
Filing date of financial statements	:	June 18, 2025
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2025 (April 1,2024 through March 31, 2025)

(1)	Consolidated financial results

	(% of change from previous year)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2025	48,036,704	6.5	4,795,586	-10.4	6,414,590	-7.9	4,789,755	-5.6	4,765,086	-3.6	4,043,724	-43.7
FY2024	45,095,325	21.4	5,352,934	96.4	6,965,085	89.8	5,071,421	103.4	4,944,933	101.7	7,188,523	116.5

	Earnings per share attributable to Toyota Motor Corporation - Basic	Earnings per share attributable to Toyota Motor Corporation - Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to sales revenues
	Yen	Yen	%	%	%
FY2025	359.56	359.56	13.6	7.0	10.0
FY2024	365.94	365.94	15.8	8.5	11.9

(Reference) Share of profit (loss) of investments accounted for using the equity method FY2025 591,219 million yen, FY2024 763,137 million yen

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2025	93,601,350	36,878,913	35,924,826	38.4	2,753.09
FY2024	90,114,296	35,239,338	34,220,991	38.0	2,539.75

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2025	3,696,934	(4,189,736)	197,236	8,982,404
FY2024	4,206,373	(4,998,751)	2,497,558	9,412,060

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2024	—	30.00	—	45.00	75.00	1,011,753	20.4	3.2
FY2025	—	40.00	—	50.00	90.00	1,178,437	25.0	3.4
FY2026 (forecast)	—	45.00	—	50.00	95.00		39.9

3.	Forecast of Consolidated Results for FY2026 (April 1, 2025 through March 31, 2026)

	(% of change from FY2025)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation - Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	48,500,000	1.0	3,800,000	-20.8	4,410,000	-31.3	3,100,000	-34.9	237.57

Notes

(1)	Significant changes in the scope of consolidation during the period: yes

Newly included: 1 company (Lexus Electrified Shanghai Co., Ltd.)

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS Accounting Standards: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock) :
FY2025 15,794,987,460 shares, FY2024 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2025 2,746,057,686 shares, FY2024 2,840,815,433 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2025 13,252,455,897 shares, FY2024 13,512,848,373 shares

(Reference)Overview of the Unconsolidated Financial Results

FY2025 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

1. Unconsolidated Results for FY2025 (April 1, 2024 through March 31, 2025)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2025	18,277,671	4.0	2,966,857	-4.1	4,538,037	-18.7	3,845,213	-12.6
FY2024	17,575,593	24.9	3,094,495	85.2	5,578,695	58.4	4,399,855	49.8

	Net income per common share - Basic	Net income per common share - Diluted
	Yen	Yen
FY2025	290.15	290.15
FY2024	325.61	325.61

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2025	29,046,699	21,504,804	74.0	1,648.01
FY2024	28,161,955	20,440,081	72.6	1,516.98

(Reference)Equity at the end of FY2025: 21,504,804 million yen, Equity at the end of FY2024: 20,440,081 million yen

These consolidated financial results are not subject to certified public accountant’s or audit firm’s audit.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect the plans and expectations of Toyota Motor Corporation and its consolidated subsidiaries (“Toyota”). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “ Financial Results and Position 3. Forecast of Consolidated Financial Results for FY2026” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Supplemental Material for Financial Results for FY2025

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Financial Results and Position

1. Consolidated Financial Results for FY2025

Financial Results

Under the task of “make ever-better cars,” Toyota has worked on “product-centered and region-centered management” for many years, and through this approach, we have built a full product lineup and a global business foundation. Leveraging these foundations, during FY2025, we continued strengthening the “work foundation,” beginning with ensuring safety and quality, while striving to deliver better cars to customers around the world. In addition, in order to fulfill our mission of “producing happiness for all” through the offering of a diverse range of mobility options, we have advanced various technological developments and infrastructure-building initiatives aimed at transforming into a mobility company, under the Toyota Mobility Concept.

Under these conditions, consolidated vehicle unit sales in Japan and overseas decreased by 80 thousand units, or 0.9%, to 9,362 thousand units in FY2025 compared with FY2024. Vehicle unit sales in Japan decreased by 2 thousand units, or 0.1%, to 1,991 thousand units in FY2025 compared with FY2024. Overseas vehicle unit sales decreased by 78 thousand units, or 1.0%, to 7,372 thousand units in FY2025 compared with FY2024.

The results of operations for FY2025 were as follows:

Sales revenues	48,036.7 billion yen	(an increase of 2,941.3 billion yen or 6.5% compared with FY2024)

Operating income	4,795.5 billion yen	(a decrease of 557.3 billion yen or 10.4% compared with FY2024)

Income before income taxes	6,414.5 billion yen	(a decrease of 550.4 billion yen or 7.9% compared with FY2024)

Net income attributable to Toyota Motor Corporation	4,765.0 billion yen	(a decrease of 179.8 billion yen or 3.6% compared with FY2024)

The changes in operating income were as follows:

Marketing efforts	an increase of 145.0 billion yen

Effects of changes in exchange rates	an increase of 590.0 billion yen

Increase or decrease in expenses and expense reduction efforts	a decrease of 990.0 billion yen

Other	a decrease of 302.3 billion yen

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Segment Operating Results

(1) Automotive:

Sales revenues for the automotive operations increased by 1,933.6 billion yen, or 4.7%, to 43,199.8 billion yen in FY2025 compared with FY2024. However, operating income decreased by 681.1 billion yen, or 14.7%, to 3,940.2 billion yen in FY2025 compared with FY2024. The decrease in operating income was mainly due to the increase in expenses and others.

(2) Financial services:

Sales revenues for the financial services operations increased by 996.9 billion yen, or 28.6%, to 4,481.1 billion yen in FY2025 compared with FY2024, and operating income increased by 113.4 billion yen, or 19.9%, to 683.5 billion yen in FY2025 compared with FY2024. The increase in operating income was mainly due to increase in financing volume and decrease in valuation losses on interest rate swaps stated at fair value.

(3) All other:

Sales revenues for all other businesses increased by 78.9 billion yen, or 5.8%, to 1,447.1 billion yen in FY2025 compared with FY2024, and operating income increased by 5.9 billion yen, or 3.4%, to 181.1 billion yen in FY2025 compared with FY2024.

Geographic Information

(1) Japan:

Sales revenues in Japan increased by 838.3 billion yen, or 4.0%, to 21,859.0 billion yen in FY2025 compared with FY2024. However, operating income decreased by 333.1 billion yen, or 9.6%, to 3,151.1 billion yen in FY2025 compared with FY2024. The decrease in operating income was mainly due to the increase in expenses and others and the effects of the misconduct in relation to applications for certification by Hino Motors, Ltd.

(2) North America:

Sales revenues in North America increased by 1,357.2 billion yen, or 7.6%, to 19,300.3 billion yen in FY2025 compared with FY2024. However, operating income decreased by 397.5 billion yen, or 78.5%, to 108.8 billion yen in FY2025 compared with FY2024. The decrease in operating income was mainly due to the increase in expenses and others.

(3) Europe:

Sales revenues in Europe increased by 631.7 billion yen, or 11.1%, to 6,313.4 billion yen in FY2025 compared with FY2024, and operating income increased by 27.4 billion yen, or 7.1%, to 415.5 billion yen in FY2025 compared with FY2024. The increase in operating income was mainly due to cost reduction efforts.

(4) Asia:

Sales revenues in Asia increased by 257.3 billion yen, or 2.9%, to 8,988.0 billion yen in FY2025 compared with FY2024, and operating income increased by 30.9 billion yen, or 3.6%, to 896.5 billion yen in FY2025 compared with FY2024. The increase in operating income was mainly due to the effects of changes in exchange rates and the decrease in expenses and expense reduction efforts.

(5) Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by 131.4 billion yen, or 3.0%, to 4,521.2 billion yen in FY2025 compared with FY2024, and operating income increased by 54.2 billion yen, or 27.4%, to 252.6 billion yen in FY2025 compared with FY2024. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

2. Consolidated Financial Position for FY2025

Financial Position

The financial position for FY2025 was as follows:

Total assets increased by 3,487.0 billion yen, or 3.9%, to 93,601.3 billion yen at the end of FY2025 compared with the end of FY2024. Liabilities increased by 1,847.4 billion yen, or 3.4%, to 56,722.4 billion yen at the end of FY2025 compared with the end of FY2024. Shareholders’ equity increased by 1,639.5 billion yen, or 4.7%, to 36,878.9 billion yen at the end of FY2025 compared with the end of FY2024.

Overview of Cash Flow

Cash and cash equivalents decreased by 429.6 billion yen, or 4.6%, to 8,982.4 billion yen at the end of FY2025 compared with the end of FY2024.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,696.9 billion yen for FY2025. Net cash provided by operating activities decreased by 509.4 billion yen from 4,206.3 billion yen for FY2024.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 4,189.7 billion yen for FY2025, compared with net cash used in investing activities of 4,998.7 billion yen for FY2024, a 809.0 billion yen change.

Cash flows from financing activities

Net cash flows from financing activities resulted in an increase in cash by 197.2 billion yen for FY2025. Net cash provided by financing activities decreased by 2,300.3 billion yen from 2,497.5 billion yen for FY2024.

The consolidated cash flows by segment for FY2025 are as follows:

Non-financial services

Net cash provided by operating activities was 4,736.6 billion yen, net cash used in investing activities was 2,811.2 billion yen and net cash used in financing activities was 2,638.9 billion yen.

Financial services

Net cash used in operating activities was 1,022.3 billion yen, net cash used in investing activities was 1,412.6 billion yen and net cash provided by financing activities was 2,853.0 billion yen.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

3. Forecast of Consolidated Financial Results for FY2026

In order to provide the freedom and enjoyment of mobility to all and realize a mobility society that is safe, reliable, and sustainable, Toyota aims to transform itself into a mobility company.

To ensure cars remain a form of mobility that makes people happy, we must minimize the negative effects that cars have on society—such as congestion and increases in traffic accidents and pollution—while maximizing the benefits, including convenience, comfort, and the enjoyment of driving. The Toyota Mobility Concept breaks down this process into three stages: Mobility 1.0 Transitioning Cars to Mobility, Mobility 2.0 Expanding Mobility Access, and Mobility 3.0 Synergy of Mobility & Infrastructure. Based on this conceptual structure, we are taking on various challenges premised on two key themes: carbon neutrality and expanding the value of mobility.

Under these circumstances, the current forecast of consolidated financial results for the fiscal year ending March 31, 2026 is set forth below. This forecast assumes average exchange rates through the fiscal year of 145 yen per US$1 and 160 yen per 1 euro. The impact of U.S. tariffs on operating income is factored in at 180.0 billion yen as a negative impact of April and May, tentatively.

Forecast of consolidated results for FY2026

Sales revenues	48,500.0 billion yen	(an increase of 1.0% compared with FY2025)

Operating income	3,800.0 billion yen	(a decrease of 20.8% compared with FY2025)

Income before income taxes	4,410.0 billion yen	(a decrease of 31.2% compared with FY2025)

Net income attributable to Toyota Motor Corporation	3,100.0 billion yen	(a decrease of 34.9% compared with FY2025)

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Basic Concept Regarding the Selection of Accounting Standards

Toyota has adopted IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons, beginning with the first quarter of the fiscal year ended March 31, 2021.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Unaudited Consolidated Financial Statements

1. Unaudited Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2024	March 31, 2025
Assets
Current assets
Cash and cash equivalents	9,412,060	8,982,404
Trade accounts and other receivables	3,789,429	3,679,722
Receivables related to financial services	11,057,269	11,453,249
Other financial assets	4,702,168	6,935,759
Inventories	4,605,368	4,598,232
Income tax receivable	116,886	216,528
Other current assets	1,031,098	1,212,783

Total current assets	34,714,279	37,078,676

Non-current assets
Investments accounted for using the equity method	5,710,106	5,798,051
Receivables related to financial services	20,637,090	22,171,786
Other financial assets	11,390,559	9,882,841
Property, plant and equipment
Land	1,441,811	1,428,122
Buildings	5,884,749	6,170,063
Machinery and equipment	16,469,032	16,621,243
Vehicles and equipment on operating leases	7,523,911	8,051,945
Construction in progress	1,040,188	1,596,145

Total property, plant and equipment, at cost	32,359,692	33,867,518

Less - Accumulated depreciation and impairment losses	(18,101,905)	(18,533,826)

Total property, plant and equipment, net	14,257,788	15,333,693

Right of use assets	532,835	583,068
Intangible assets	1,355,326	1,363,266
Deferred tax assets	502,230	517,869
Other non-current assets	1,014,083	872,101

Total non-current assets	55,400,017	56,522,674

Total assets	90,114,296	93,601,350

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

	Yen in millions
	March 31, 2024	March 31, 2025
Liabilities
Current liabilities
Trade accounts and other payables	5,251,357	5,527,347
Short-term and current portion of long-term debt	15,406,284	15,829,516
Accrued expenses	1,863,760	1,827,933
Other financial liabilities	1,700,137	1,869,117
Income taxes payable	1,224,542	505,500
Liabilities for quality assurance	1,836,314	1,965,748
Other current liabilities	1,895,516	1,909,059

Total current liabilities	29,177,909	29,434,220

Non-current liabilities
Long-term debt	21,155,496	22,963,363
Other financial liabilities	495,814	435,594
Retirement benefit liabilities	1,077,962	1,019,568
Deferred tax liabilities	2,219,638	1,659,433
Other non-current liabilities	748,139	1,210,260

Total non-current liabilities	25,697,049	27,288,217

Total liabilities	54,874,958	56,722,437

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	491,802	492,368
Retained earnings	32,795,365	35,841,218
Other components of equity	4,503,756	3,610,133
Treasury stock	(3,966,982)	(4,415,943)

Total Toyota Motor Corporation shareholders’ equity	34,220,991	35,924,826

Non-controlling interests	1,018,347	954,088

Total shareholders’ equity	35,239,338	36,878,913

Total liabilities and shareholders’ equity	90,114,296	93,601,350

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

2. Unaudited Consolidated Statement of Income and Unaudited Consolidated Statement of Comprehensive Income

 Unaudited Consolidated Statement of Income

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
Sales revenues
Sales of products	41,648,130	43,598,877
Financial services	3,447,195	4,437,827

Total sales revenues	45,095,325	48,036,704

Costs and expenses
Cost of products sold	33,600,612	35,510,157
Cost of financial services	2,126,395	2,948,509
Selling, general and administrative	4,015,383	4,782,452

Total costs and expenses	39,742,390	43,241,118

Operating income	5,352,934	4,795,586

Share of profit (loss) of investments accounted for using the equity method	763,137	591,219
Other finance income	747,236	556,700
Other finance costs	(103,709)	(190,711)
Foreign exchange gain (loss), net	187,568	705,292
Other income (loss), net	17,918	(43,497)

Income before income taxes	6,965,085	6,414,590

Income tax expense	1,893,665	1,624,835

Net income	5,071,421	4,789,755

Net income attributable to
Toyota Motor Corporation	4,944,933	4,765,086
Non-controlling interests	126,488	24,670

Net income	5,071,421	4,789,755

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	365.94	359.56

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Unaudited Consolidated Statement of Comprehensive Income

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
Net income	5,071,421	4,789,755
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	557,539	102,129
Remeasurements of defined benefit plans	46,328	(109,598)
Share of other comprehensive income of equity method investees	156,118	(63,213)

Total of items that will not be reclassified to profit (loss)	759,984	(70,682)

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	1,178,875	(827,848)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	12,247	31,158
Share of other comprehensive income of equity method investees	165,996	121,340

Total of items that may be reclassified subsequently to profit (loss)	1,357,118	(675,349)

Total other comprehensive income, net of tax	2,117,103	(746,031)

Comprehensive income	7,188,523	4,043,724

Comprehensive income for the period attributable to
Toyota Motor Corporation	6,999,828	4,011,822
Non-controlling interests	188,696	31,903

Comprehensive income	7,188,523	4,043,724

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

3. Unaudited Consolidated Statement of Changes in Equity

For the year ended March 31, 2024

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2023	397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	4,944,933	—	—	4,944,933	126,488	5,071,421
Other comprehensive income, net of tax	—	—	—	2,054,895	—	2,054,895	62,208	2,117,103

Total comprehensive income	—	—	4,944,933	2,054,895	—	6,999,828	188,696	7,188,523

Transactions with owners and other
Dividends paid	—	—	(880,197)	—	—	(880,197)	(90,309)	(970,506)
Repurchase of treasury stock	—	—	—	—	(231,069)	(231,069)	—	(231,069)
Reissuance of treasury stock	—	263	—	—	649	911	—	911
Equity transactions and other	—	(7,188)	—	—	—	(7,188)	(5,546)	(12,735)

Total transactions with owners and other	—	(6,926)	(880,197)	—	(230,420)	(1,117,543)	(95,856)	(1,213,398)

Reclassification to retained earnings	—	—	387,334	(387,334)	—	—	—	—

Balances at March 31, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

For the year ended March 31, 2025
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2024	397,050	491,802	32,795,365	4,503,756	(3,966,982)	34,220,991	1,018,347	35,239,338

Comprehensive income
Net income	—	—	4,765,086	—	—	4,765,086	24,670	4,789,755
Other comprehensive income, net of tax	—	—	—	(753,264)	—	(753,264)	7,233	(746,031)

Total comprehensive income	—	—	4,765,086	(753,264)	—	4,011,822	31,903	4,043,724

Transactions with owners and other
Dividends paid	—	—	(1,132,329)	—	—	(1,132,329)	(127,232)	(1,259,560)
Repurchase of treasury stock	—	—	—	—	(1,179,043)	(1,179,043)	—	(1,179,043)
Reissuance of treasury stock	—	1,356	—	—	866	2,222	—	2,222
Retirement of treasury stock	—	(1,953)	(727,264)	—	729,217	—	—	—
Equity transactions and other	—	1,163	—	—	—	1,163	31,069	32,232

Total transactions with owners and other	—	567	(1,859,593)	—	(448,961)	(2,307,987)	(96,162)	(2,404,149)

Reclassification to retained earnings	—	—	140,359	(140,359)	—	—	—	—

Balances at March 31, 2025	397,050	492,368	35,841,218	3,610,133	(4,415,943)	35,924,826	954,088	36,878,913

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

4. Unaudited Consolidated Statement of Cash Flows

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
Cash flows from operating activities
Net income	5,071,421	4,789,755
Depreciation and amortization	2,087,066	2,251,233
Interest income and interest costs related to financial services, net	(713,506)	(747,742)
Share of profit (loss) of investments accounted for using the equity method	(763,137)	(591,219)
Income tax expense	1,893,665	1,624,835
Changes in operating assets and liabilities, and other	(3,975,836)	(2,815,549)
(Increase) decrease in trade accounts and other receivables	(859,239)	55,139
(Increase) decrease in receivables related to financial services	(3,398,434)	(2,389,665)
(Increase) decrease in inventories	(207,529)	(70,654)
(Increase) decrease in other current assets	(326,365)	(462,114)
Increase (decrease) in trade accounts and other payables	560,737	362,924
Increase (decrease) in other current liabilities	666,513	659,088
Increase (decrease) in retirement benefit liabilities	(161)	17,377
Other, net	(411,358)	(987,645)
Interest received	2,292,156	2,672,724
Dividends received	587,259	623,295
Interest paid	(1,148,392)	(1,609,083)
Income taxes paid, net of refunds	(1,124,322)	(2,501,315)

Net cash provided by (used in) operating activities	4,206,373	3,696,934

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,846,447)	(1,906,811)
Additions to equipment leased to others	(2,867,660)	(2,996,920)
Proceeds from sales of fixed assets excluding equipment leased to others	154,985	70,821
Proceeds from sales of equipment leased to others	2,008,634	1,707,899
Additions to intangible assets	(334,287)	(354,196)
Additions to public and corporate bonds and stocks	(2,972,779)	(3,965,550)
Proceeds from sales of public and corporate bonds and stocks	1,201,405	1,035,922
Proceeds upon maturity of public and corporate bonds	1,049,963	2,713,649
Other, net	(1,392,565)	(494,551)

Net cash provided by (used in) investing activities	(4,998,751)	(4,189,736)

Cash flows from financing activities
Increase (decrease) in short-term debt	401,740	75,675
Proceeds from long-term debt	12,057,349	13,381,581
Payments of long-term debt	(8,752,329)	(10,872,262)
Dividends paid to Toyota Motor Corporation common shareholders	(880,197)	(1,132,329)
Dividends paid to non-controlling interests	(90,309)	(127,232)
Reissuance (repurchase) of treasury stock	(231,069)	(1,179,043)
Other, net	(7,627)	50,845

Net cash provided by (used in) financing activities	2,497,558	197,236

Effect of exchange rate changes on cash and cash equivalents	189,914	(134,089)

Net increase (decrease) in cash and cash equivalents	1,895,094	(429,656)

Cash and cash equivalents at beginning of year	7,516,966	9,412,060

Cash and cash equivalents at end of year	9,412,060	8,982,404

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

5. Notes to Unaudited Consolidated Financial Statements

(1) Going Concern Assumption

None

(2) Segment Information

(i) Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

(ii) Segment Information

As of and for the year ended March 31, 2024

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	41,080,731	3,447,195	567,399	—	45,095,325
Inter-segment revenues and transfers	185,473	37,003	800,766	(1,023,242)	—

Total	41,266,204	3,484,198	1,368,164	(1,023,242)	45,095,325
Operating expenses	36,644,729	2,914,175	1,192,923	(1,009,437)	39,742,390

Operating income	4,621,475	570,023	175,241	(13,805)	5,352,934

Total assets	29,351,344	43,834,183	3,011,363	13,917,406	90,114,296
Investments accounted for using the equity method	5,114,364	110,308	282,888	202,546	5,710,106
Depreciation and amortization	1,268,479	784,013	34,574	—	2,087,066
Capital expenditures	2,011,361	2,763,931	103,242	(30,492)	4,848,042

As of and for the year ended March 31, 2025

	Yen in millions
	Automotive	Financial services	All other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	42,996,299	4,437,827	602,578	—	48,036,704
Inter-segment revenues and transfers	203,566	43,353	844,536	(1,091,455)	—

Total	43,199,865	4,481,180	1,447,114	(1,091,455)	48,036,704
Operating expenses	39,259,587	3,797,661	1,265,920	(1,082,050)	43,241,118

Operating income	3,940,278	683,519	181,194	(9,405)	4,795,586

Total assets	30,117,987	46,770,786	2,884,421	13,828,157	93,601,350
Investments accounted for using the equity method	5,201,784	112,640	309,121	174,505	5,798,051
Depreciation and amortization	1,378,107	838,167	34,958	—	2,251,233
Capital expenditures	2,193,872	3,687,890	100,941	8,565	5,991,268

Accounting policies applied by each segment is in conformity with those of Toyota’s consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2024 and March 31, 2025 are 15,790,074 million yen and 15,643,613 million yen, respectively.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

(iii) Consolidated Financial Statements on Non-Financial Services Businesses and Financial Services Business

Consolidated Statement of Financial Position on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	March 31, 2024	March 31, 2025
Assets
(Non-Financial Services Businesses)
Current assets
Cash and cash equivalents	6,892,817	6,090,957
Trade accounts and other receivable	3,768,520	3,689,021
Other financial assets	3,864,242	6,198,376
Inventories	4,605,368	4,588,755
Other current assets	805,940	1,034,507

Total current assets	19,936,887	21,601,616

Non-current assets
Property, plant and equipment, net	8,680,731	9,134,857
Other	19,123,829	17,556,285

Total non-current assets	27,804,560	26,691,142

Total assets	47,741,447	48,292,758

(Financial Services Business)
Current assets
Cash and cash equivalents	2,519,244	2,891,447
Trade accounts and other receivable	382,007	410,958
Receivables related to financial services	11,057,269	11,453,249
Other financial assets	1,575,059	1,443,042
Other current assets	352,918	414,216

Total current assets	15,886,497	16,612,912

Non-current assets
Receivables related to financial services	20,637,090	22,171,786
Property, plant and equipment, net	5,577,058	6,198,838
Other	1,733,539	1,787,250

Total non-current assets	27,947,687	30,157,874

Total assets	43,834,183	46,770,786

(Elimination)
Elimination of assets	(1,461,335)	(1,462,194)
(Consolidated)

Total assets	90,114,296	93,601,350

Note: Assets in non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

	Yen in millions
	March 31, 2024	March 31, 2025
Liabilities
(Non-Financial Services Businesses)
Current liabilities
Trade accounts and other payables	4,890,913	5,195,204
Short-term and current portion of long-term debt	929,662	1,188,430
Accrued expenses	1,750,221	1,729,279
Income taxes payable	1,185,678	454,252
Other current liabilities	3,583,929	3,495,075

Total current liabilities	12,340,403	12,062,240

Non-current liabilities
Long-term debt	1,938,535	1,547,461
Retirement benefit liabilities	1,058,742	1,001,227
Other non-current liabilities	2,545,491	2,442,382

Total non-current liabilities	5,542,768	4,991,070

Total liabilities	17,883,171	17,053,309

(Financial Services Business)
Current liabilities
Trade accounts and other payables	651,381	674,347
Short-term and current portion of long-term debt	14,890,892	15,111,977
Accrued expenses	148,767	137,836
Income taxes payable	38,864	51,248
Other current liabilities	2,219,104	2,535,501

Total current liabilities	17,949,008	18,510,910

Non-current liabilities
Long-term debt	19,356,672	21,515,873
Retirement benefit liabilities	19,220	18,341
Other non-current liabilities	1,131,501	1,089,654

Total non-current liabilities	20,507,393	22,623,868

Total liabilities	38,456,401	41,134,778

(Elimination)
Elimination of liabilities	(1,464,614)	(1,465,650)
(Consolidated)

Total liabilities	54,874,958	56,722,437

Shareholders’ equity

(Consolidated) Total Toyota Motor Corporation shareholders’ equity	34,220,991	35,924,826

(Consolidated) Non-controlling interests	1,018,347	954,088

(Consolidated) Total shareholders’ equity	35,239,338	36,878,913

(Consolidated) Total liabilities and shareholders’ equity	90,114,296	93,601,350

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Consolidated Statement of Income on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
(Non-Financial Services Businesses)
Sales revenues	41,832,663	43,787,709
Cost of revenues	33,763,076	35,684,332
Selling, general and administrative	3,278,135	3,984,469

Operating income	4,791,453	4,118,908

Other income (loss), net	1,608,345	1,622,539

Income before income taxes	6,399,798	5,741,447

Income tax expense	1,741,885	1,446,627

Net income	4,657,913	4,294,820

Net income attributable to
Toyota Motor Corporation	4,540,311	4,281,231
Non-controlling interests	117,602	13,589

(Financial Services Business)
Sales revenues	3,484,198	4,481,180
Cost of revenues	2,145,694	2,960,227
Selling, general and administrative	768,481	837,435

Operating income	570,023	683,519

Other income (loss), net	1,762	(10,309)

Income before income taxes	571,786	673,210

Income tax expense	151,785	178,000

Net income	420,000	495,210

Net income attributable to
Toyota Motor Corporation	411,114	484,129
Non-controlling interests	8,886	11,081

(Elimination)
Elimination of net income	(6,492)	(274)
(Consolidated)

Net income	5,071,421	4,789,755

Net income attributable to
Toyota Motor Corporation	4,944,933	4,765,086
Non-controlling interests	126,488	24,670

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

Consolidated Statement of Cash Flows on Non-Financial Services Businesses and Financial Services Business

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
(Non-Financial Services Businesses)
Cash flows from operating activities
Net income	4,657,913	4,294,820
Depreciation and amortization	1,303,053	1,413,066
Share of profit (loss) of investments accounted for using the equity method	(752,779)	(579,619)
Income tax expense	1,741,885	1,446,627
Changes in operating assets and liabilities, and other	120,731	(370,839)
Interest received	454,713	363,304
Dividends received	582,022	617,644
Interest paid	(104,008)	(100,770)
Income taxes paid, net of refunds	(1,033,448)	(2,347,622)

Net cash provided by (used in) operating activities	6,970,082	4,736,610

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(1,815,239)	(1,878,342)
Additions to equipment leased to others	(153,324)	(24,855)
Proceeds from sales of fixed assets excluding equipment leased to others	152,830	68,266
Proceeds from sales of equipment leased to others	47,557	6,035
Additions to intangible assets	(317,606)	(341,131)
Additions to public and corporate bonds and stocks	(2,639,166)	(3,446,017)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,757,282	3,423,102
Other, net	(1,386,377)	(618,309)

Net cash provided by (used in) investing activities	(4,354,045)	(2,811,251)

Cash flows from financing activities
Increase (decrease) in short-term debt	66,953	(116,549)
Proceeds from long-term debt	533,333	162,735
Payments of long-term debt	(634,215)	(306,768)
Dividends paid to Toyota Motor Corporation common shareholders	(880,197)	(1,132,329)
Dividends paid to non-controlling interests	(85,991)	(122,565)
Reissuance (repurchase) of treasury stock	(231,069)	(1,179,043)
Other, net	(7,570)	55,560

Net cash provided by (used in) financing activities	(1,238,756)	(2,638,959)

Effect of exchange rate changes on cash and cash equivalents	(32,862)	(88,260)

Net increase (decrease) in cash and cash equivalents	1,344,419	(801,860)

Cash and cash equivalents at beginning of year	5,548,398	6,892,817

Cash and cash equivalents at end of year	6,892,817	6,090,957

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

	Yen in millions
	For the year ended March 31, 2024	For the year ended March 31, 2025
(Financial Services Business)
Cash flows from operating activities
Net income	420,000	495,210
Depreciation and amortization	784,013	838,167
Interest income and interest costs related to financial services, net	(734,880)	(769,800)
Share of profit (loss) of investments accounted for using the equity method	(10,357)	(11,600)
Income tax expense	151,785	178,000
Changes in operating assets and liabilities, and other	(4,100,301)	(2,405,422)
Interest received	1,858,816	2,332,296
Dividends received	5,236	5,651
Interest paid	(1,065,757)	(1,531,190)
Income taxes paid, net of refunds	(90,874)	(153,692)

Net cash provided by (used in) operating activities	(2,782,318)	(1,022,379)

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(31,208)	(28,469)
Additions to equipment leased to others	(2,714,336)	(2,972,065)
Proceeds from sales of fixed assets excluding equipment leased to others	2,155	2,555
Proceeds from sales of equipment leased to others	1,961,077	1,701,864
Additions to intangible assets	(16,680)	(13,064)
Additions to public and corporate bonds and stocks	(333,613)	(519,533)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	494,085	326,469
Other, net	14,732	89,633

Net cash provided by (used in) investing activities	(623,788)	(1,412,610)

Cash flows from financing activities
Increase (decrease) in short-term debt	339,666	229,903
Proceeds from long-term debt	11,620,147	13,251,352
Payments of long-term debt	(8,221,432)	(10,618,851)
Dividends paid to non-controlling interests	(4,318)	(4,667)
Other, net	(57)	(4,716)

Net cash provided by (used in) financing activities	3,734,005	2,853,022

Effect of exchange rate changes on cash and cash equivalents	222,776	(45,829)

Net increase (decrease) in cash and cash equivalents	550,675	372,203

Cash and cash equivalents at beginning of year	1,968,568	2,519,244

Cash and cash equivalents at end of year	2,519,244	2,891,447

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents	189,914	(134,089)

Net increase (decrease) in cash and cash equivalents	1,895,094	(429,656)

Cash and cash equivalents at beginning of year	7,516,966	9,412,060

Cash and cash equivalents at end of year	9,412,060	8,982,404

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

(iv) Geographic Information

As of and for the year ended March 31, 2024

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,193,556	17,624,268	5,503,738	7,604,269	4,169,494	—	45,095,325
Inter-segment revenues and transfers	10,827,165	318,805	178,026	1,126,479	220,292	(12,670,767)	—

Total	21,020,721	17,943,072	5,681,764	8,730,749	4,389,785	(12,670,767)	45,095,325
Operating expenses	17,536,451	17,436,753	5,293,668	7,865,158	4,191,441	(12,581,079)	39,742,390

Operating income	3,484,270	506,319	388,096	865,591	198,345	(89,687)	5,352,934

Total assets	24,711,142	31,886,959	8,749,680	9,096,282	6,167,902	9,502,332	90,114,296
Non-current assets	5,827,404	7,374,724	1,407,680	1,190,348	686,104	—	16,486,260

As of and for the year ended March 31, 2025

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination/ Unallocated Amount	Consolidated
Sales revenues
Revenues from external customers	10,719,120	18,930,253	6,110,052	7,903,360	4,373,919	—	48,036,704
Inter-segment revenues and transfers	11,139,974	370,074	203,437	1,084,702	147,338	(12,945,525)	—

Total	21,859,094	19,300,327	6,313,489	8,988,062	4,521,257	(12,945,525)	48,036,704
Operating expenses	18,707,971	19,191,519	5,897,936	8,091,552	4,268,632	(12,916,492)	43,241,118

Operating income	3,151,123	108,808	415,553	896,510	252,626	(29,033)	4,795,586

Total assets	26,347,925	33,423,938	9,463,797	9,467,913	6,010,880	8,886,897	93,601,350
Non-current assets	6,246,879	7,887,494	1,589,830	1,225,158	754,669	—	17,704,029

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Non-current assets do not include financial instruments, deferred tax assets, net defined benefit assets and rights arising under insurance contracts.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

Unallocated amounts included in assets represent assets held for corporate purpose, which mainly consist of cash and cash equivalents and financial assets measured at fair value through other comprehensive income, and the balances as of March 31, 2024 and March 31, 2025 are 15,790,074 million yen and 15,643,613 million yen, respectively.

(v) Sales revenues by location of external customers

	Yen in millions
	For the years ended March 31,
	2024	2025
Japan	7,399,192	7,723,171
North America	17,694,375	18,985,399
Europe	5,396,610	5,979,720
Asia	7,742,141	7,944,206
Other	6,863,007	7,404,208

Total	45,095,325	48,036,704

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION FY2025 Financial Summary

(3) Earnings Per Share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Earnings per share attributable to Toyota Motor Corporation
For the year ended March 31, 2024
Net income attributable to Toyota Motor Corporation	4,944,933

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,944,933	13,512,848	365.94

For the year ended March 31, 2025
Net income attributable to Toyota Motor Corporation	4,765,086

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	4,765,086	13,252,456	359.56

The following table shows Toyota Motor Corporation shareholders’ equity per share. Toyota Motor Corporation shareholders’ equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders’ equity in the consolidated statement of financial position by common shares issued and outstanding at the end of the year (excluding treasury stock).

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2024	34,220,991	13,474,172	2,539.75
As of March 31, 2025	35,924,826	13,048,930	2,753.09

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for the years ended March 31, 2024 and 2025, because there were no potential dilutive shares during such periods.

(4) Significant Subsequent Events

Not applicable.

Supplemental Material for Financial Results for FY2025 (Consolidated)

< IFRS >

	FY2024										FY2025										FY2026
	1Q (2023/4-6)		2Q (2023/7-9)		3Q (2023/10-12)		4Q (2024/1-3)		12 months (‘23/4-‘24/3)		1Q (2024/4-6)		2Q (2024/7-9)		3Q (2024/10-12)		4Q (2025/1-3)		12 months (‘24/4-‘25/3)		Forecast 12 months (‘25/4-‘26/3)
Vehicle Production (thousands of units)	2,345		2,379		2,444		2,095		9,263		2,186		2,217		2,312		2,334		9,049
(Japan) –including Daihatsu & Hino	1,025		1,090		1,115		813		4,042		901		991		1,052		1,056		4,000
[Daihatsu & Hino]	[190	]	[232	]	[247	]	[65	]	[734	]	[141	]	[219	]	[205	]	[200	]	[764	]
(Overseas) –including Daihatsu & Hino	1,321		1,289		1,328		1,282		5,221		1,285		1,226		1,260		1,278		5,049
[Daihatsu & Hino]	[118	]	[139	]	[134	]	[114	]	[506	]	[106	]	[122	]	[122	]	[108	]	[458	]
North America	520		482		475		499		1,976		523		445		467		522		1,958
Europe	223		161		238		224		846		215		181		206		208		811
Asia	437		498		489		453		1,876		434		466		455		434		1,790
Central and South America	102		105		91		85		383		87		100		101		83		370
Africa	39		44		35		22		140		26		33		31		31		120
Vehicle Sales (thousands of units)	2,326		2,418		2,551		2,148		9,443		2,252		2,304		2,444		2,362		9,362		9,800
(Japan) –including Daihatsu & Hino	532		540		558		363		1,993		421		517		516		536		1,991		2,070
[Daihatsu & Hino]	[134	]	[141	]	[154	]	[48	]	[477	]	[84	]	[136	]	[129	]	[136	]	[485	]	[570	]
(Overseas) –including Daihatsu & Hino	1,794		1,878		1,993		1,784		7,450		1,830		1,787		1,929		1,826		7,372		7,730
[Daihatsu & Hino]	[69	]	[74	]	[64	]	[64	]	[271	]	[61	]	[65	]	[60	]	[55	]	[240	]	[230	]
North America	682		703		776		655		2,816		705		643		695		660		2,703		2,940
Europe	286		270		327		308		1,192		291		256		318		306		1,172		1,220
Asia	417		478		480		428		1,804		436		469		473		460		1,838		1,900
Central and South America	128		126		120		136		510		114		134		127		119		495		520
Oceania	76		87		80		74		318		82		71		80		77		309		270
Africa	59		62		55		46		221		49		56		60		58		224		250
Middle East	143		149		151		136		579		151		157		172		143		622		630
Other	3		2		3		2		10		2		2		2		2		8
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,751		2,845		2,968		2,526		11,090		2,636		2,737		2,922		2,715		11,011		11,200

Supplemental 1

Supplemental Material for Financial Results for FY2025 (Consolidated)

< IFRS >

	FY2024					FY2025						FY2026
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)		Forecast 12 months (‘25/4-‘26/3)
Foreign Exchange Rates
Yen to US Dollar Rate	137	145	148	149	145	156	150	152	153	153		as premise: 145
Yen to Euro Rate	150	157	159	161	157	168	164	163	161	164		as premise: 160
Number of Employees	379,659	381,576	380,737	380,793	380,793	384,954	384,158	384,338	383,853	383,853	(Note 1)
Sales Revenues (billions of yen)	10,546.8	11,434.7	12,041.1	11,072.6	45,095.3	11,837.8	11,444.5	12,391.0	12,363.1	48,036.7		48,500.0
Geographic Information
Japan	5,105.5	5,404.7	5,626.8	4,883.5	21,020.7	5,224.0	5,317.3	5,764.8	5,552.7	21,859.0
North America	4,092.0	4,504.2	4,958.1	4,388.6	17,943.0	5,002.4	4,522.9	4,876.1	4,898.7	19,300.3
Europe	1,299.0	1,359.4	1,520.7	1,502.4	5,681.7	1,509.0	1,380.1	1,630.5	1,793.7	6,313.4
Asia	1,964.5	2,346.6	2,371.3	2,048.2	8,730.7	2,231.7	2,238.2	2,323.3	2,194.6	8,988.0
Other	1,024.6	1,165.1	974.0	1,225.9	4,389.7	1,053.8	1,066.6	1,235.0	1,165.7	4,521.2
Elimination	-2,939.0	-3,345.3	-3,410.0	-2,976.3	-12,670.7	-3,183.2	-3,080.7	-3,438.8	-3,242.5	-12,945.5
Business Segment
Automotive	9,687.9	10,477.3	11,065.7	10,035.1	41,266.2	10,759.7	10,332.4	11,249.0	10,858.6	43,199.8
Financial Services	775.1	846.1	922.3	940.4	3,484.1	1,005.3	1,037.6	1,022.9	1,415.2	4,481.1
All Other	306.4	319.2	357.4	385.0	1,368.1	315.6	337.6	393.0	400.7	1,447.1
Elimination	-222.7	-207.9	-304.4	-288.0	-1,023.2	-242.8	-263.2	-273.8	-311.4	-1,091.4
Operating Income (billions of yen)	1,120.9	1,438.3	1,680.9	1,112.6	5,352.9	1,308.4	1,155.7	1,215.2	1,116.0	4,795.5		3,800.0
(Operating Income Ratio) (%)	(10.6)	(12.6)	(14.0)	(10.0)	(11.9)	(11.1)	(10.1)	(9.8)	(9.0)	(10.0)		(7.8)
Geographic Information
Japan	701.9	879.1	1,104.1	799.0	3,484.2	881.2	641.1	814.6	814.0	3,151.1
North America	119.6	169.4	227.4	-10.2	506.3	85.0	28.7	58.3	-63.3	108.8
Europe	83.0	99.3	103.1	102.5	388.0	124.6	91.2	157.1	42.4	415.5
Asia	186.2	224.9	238.4	215.9	865.5	245.9	244.4	194.8	211.2	896.5
Other	85.4	104.2	9.2	-0.6	198.3	41.7	98.8	39.0	72.9	252.6
Elimination	-55.4	-38.7	-1.5	5.9	-89.6	-70.2	51.3	-48.8	38.7	-29.0
Business Segment
Automotive	945.6	1,301.6	1,472.6	901.5	4,621.4	1,117.9	949.8	1,006.1	866.3	3,940.2
Financial Services	147.2	97.6	172.0	153.0	570.0	159.7	172.7	163.7	187.2	683.5
All Other	40.2	39.5	44.1	51.2	175.2	40.7	33.2	50.5	56.5	181.1
Elimination	-12.2	-0.4	-7.9	6.8	-13.8	-9.9	-0.1	-5.2	5.9	-9.4
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	193.3	185.1	217.6	166.9	763.1	164.9	99.3	190.4	136.4	591.2		600.0
Income before Income Taxes (billions of yen)	1,720.5	1,800.9	1,835.5	1,608.0	6,965.0	1,872.2	859.8	2,698.0	984.4	6,414.5		4,410.0
(Income before Income Taxes Ratio) (%)	(16.3)	(15.7)	(15.2)	(14.5)	(15.4)	(15.8)	(7.5)	(21.8)	(8.0)	(13.4)		(9.1)
Net Income Attributable toToyota Motor Corporation (billions of yen)	1,311.3	1,278.0	1,357.8	997.6	4,944.9	1,333.3	573.7	2,193.2	664.6	4,765.0		3,100.0
(Net Income Ratio) (%)	(12.4)	(11.2)	(11.3)	(9.0)	(11.0)	(11.3)	(5.0)	(17.7)	(5.4)	(9.9)		(6.4)
Dividends
Cash Dividends (billions of yen)	—	405.4	—	606.3	1,011.7	—	525.9	—	652.4	1,178.4	(Note 2)
Cash Dividends per Share (yen)	—	30	—	45	75	—	40	—	50	90		95
Payout Ratio (%)	—	15.6	—	25.7	20.4	—	28.1	—	22.8	25.0		39.9
Value of Shares Repurchased (billions of yen)[actual purchase]	34.3	82.1	75.0	39.4	231.0	18.9	884.4	142.2	133.2	1,179.0	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	99.9	—	1,000.0	1,099.9	—	199.9	—	—	199.9	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	16,314,987	16,314,987	16,314,987	16,314,987	16,314,987	15,794,987	15,794,987	15,794,987	15,794,987	15,794,987

Supplemental 2

Supplemental Material for Financial Results for FY2025 (Consolidated)

< IFRS >

	FY2024					FY2025						FY2026
	1Q (2023/4-6)	2Q (2023/7-9)	3Q (2023/10-12)	4Q (2024/1-3)	12 months (‘23/4-‘24/3)	1Q (2024/4-6)	2Q (2024/7-9)	3Q (2024/10-12)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)		Forecast 12 months (‘25/4-‘26/3)
R&D Expenses (billions of yen)	294.8	314.0	289.2	304.2	1,202.3	304.6	334.9	336.8	350.0	1,326.4		1,370.0	(Note 5)
Depreciation Expenses (billions of yen)	298.3	303.2	302.9	343.8	1,248.4	352.3	335.4	335.3	337.4	1,360.5		1,500.0	(Note 6)
Geographic Information
Japan	140.7	139.5	133.6	152.8	566.7	148.6	141.8	143.9	150.1	584.5
North America	79.4	84.5	91.4	122.4	377.8	120.4	114.8	112.8	114.6	462.7
Europe	21.4	23.4	21.3	15.9	82.1	23.4	25.6	25.7	22.1	96.9
Asia	46.1	44.6	45.4	45.4	181.6	48.3	43.0	42.9	42.8	177.1
Other	10.5	11.1	11.0	7.2	40.0	11.4	9.9	9.9	7.7	39.0
Capital Expenditures (billions of yen)	366.6	442.8	486.9	714.4	2,010.8	368.0	443.1	558.7	764.9	2,134.8		2,300.0	(Note 6)
Geographic Information
Japan	144.0	175.2	174.0	354.3	847.6	163.2	198.7	255.4	409.1	1,026.6
North America	154.1	159.5	182.6	226.2	722.5	115.9	173.4	184.6	204.6	678.7
Europe	12.5	28.9	23.4	23.9	88.8	17.4	10.7	15.0	31.3	74.4
Asia	41.1	54.9	89.4	82.7	268.2	52.6	30.6	65.8	58.2	207.4
Other	14.7	24.2	17.3	27.1	83.5	18.6	29.5	37.8	61.5	147.5
Total Liquid Assets (billions of yen)	12,287.8	13,808.6	14,143.6	15,079.5	15,079.5	15,585.7	15,404.1	16,366.2	16,702.4	16,702.4	(Note 7)
Total Assets (billions of yen)	80,131.2	83,661.3	84,232.1	90,114.2	90,114.2	94,037.3	89,169.2	94,674.4	93,601.3	93,601.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	30,330.0	31,893.1	32,561.6	34,220.9	34,220.9	35,737.7	34,368.5	35,910.2	35,924.8	35,924.8
Return on Equity (%)	17.9	16.4	16.9	12.0	15.8	15.2	6.5	25.0	7.4	13.6
Return on Asset (%)	6.8	6.2	6.5	4.6	6.0	5.8	2.5	9.5	2.8	5.2
Number of Consolidated Subsidiaries (including Structured Entities)					577					585
Number of Associates and Joint Ventures Accounted for Using the Equity Method					165					165

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2025 (billions of yen, approximately)	4Q (2025/1-3)	12 months (‘24/4-‘25/3)
Marketing Efforts	310.0	145.0
Effects of Changes in Exchange Rates	100.0	590.0
Cost Reduction Efforts	-70.0	0.0
From Engineering	-75.0	-45.0
From Manufacturing and Logistics	5.0	45.0
Increase or Decrease in Expenses and Expense Reduction Efforts	-400.0	-990.0
Other	63.4	-302.3
(Changes in Operating Income)	3.3	-557.3
Non-operating Income	-626.9	6.8
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	-30.4	-171.9
Income tax expense, Net Income Attributable to Non-controlling Interests	290.5	370.6
(Changes in Net Income Attributable to Toyota Motor Corporation)	-332.9	-179.8

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies, as well as information security; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; (xiv) the impact of natural calamities, epidemics, political and economic instability, fuel shortages or interruptions in social infrastructure, wars, terrorism and labor strikes, including their negative effect on Toyota’s vehicle production and sales; (xv) the impact of climate change and the transition towards a low-carbon economy; and (xvi) the ability of Toyota to hire or retain sufficient human resources.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota Motor Corporation’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)

Shareholder return on Net Income for the period (Stated the maximum total purchase price for the repurchase of shares during the repurchase period, or the actual purchase price of shares repurchased after the completion of the repurchase period.)

(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3